                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                           Westmoreland Coal Company
-------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, $2.50 per share par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  960878-10-6
                       ------------------------------------
                                 (CUSIP Number)

                              Beverly Cole McGuire
                         c/o Penn Virginia Corporation
                          One Radnor Corporate Center
                                   Suite 200
                              100 Matsonford Road
                         Radnor, PA 19087  610-687-8900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 17, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     960878-10-6                                     PAGE 2 OF 18 PAGES

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 PENN VIRGINIA EQUITIES CORPORATION             51-0229894
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                      7   SOLE VOTING POWER
                                 755,811
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   755,811
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              755,811
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.85%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

         This Amendment No. 14 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 1, 1978 (the "Initial Statement"), as amended by Amendments Nos. 1-13 filed with the Commission from time to time thereafter (the Initial Statement and Amendment Nos. 1-13 inclusive, the "Statement"), by Penn Virginia Equities Corporation, a Delaware corporation (the "Company"), relating to the common stock, par value $2.50 per share (the "Common Stock") of Westmoreland Coal Company, a Delaware corporation ("Westmoreland").

         The undersigned hereby amends and supplements Items 4 and 5 of the Statement by adding the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Statement):

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by the addition of the following:

         Between December 17 and December 19, 1996, the Company sold 450,000 shares of Common Stock owned by the Company in private transactions. The sale of 250,000 shares of Common Stock, at $.50 per share, in a private transaction was made pursuant to a Stock Purchase Agreement, dated December 19, 1996, between the Company and the Harris McLean Financial Group, Ltd. The sales of the balance of 200,000 shares of Common Stock sold in private transcations, which sales were completed on December 18, 1996, were accompanied by (a) letter agreement, dated December 17, 1996, among the Company, Harry J. Weitzel and Susan G. Weitzel (50,000 shares at $.50 per share) (b) a letter agreement, dated December 18, 1996, between the Company and Ann Harrison Offutt (50,000 shares at $.50 per share) and (c) a letter agreement, dated December 17, 1996, between the Company and Guy A. Dove III (100,000 shares at $.50 per share). In addition, between October 16, 1996 and December 17, 1996 and on December 20, 199 and December 23, 1996, the Company sold in the market an aggregate of 148,600 shares of Common Stock owned by the Company, as detailed in the following table:

                                          No. of               Average Daily
Date of Sale                           Shares Sold            Price Per Share
------------                           -----------            ---------------
October 16, 1996                        5,400                 $3.0090
October 18, 1996                          200                 $3.0000
December 5, 1996                        8,000                 $2.6250
December 12, 1996                      50,000                 $1.7315
December 20, 1996                      32,000                 $1.5039
December 23, 1996                      53,000                 $1.0000
                                      =======
    TOTAL                             148,600


         The foregoing description of the private transactions is qualified in its entirety by reference to the above mentioned Stock Purchase Agreement, which is filed as Exhibit Q hereto, and the above mentioned letter agreements which are filed as Exhibits R, S and T hereto, respectively, and are incorporated herein by reference.


Item 5.  Interests in Securities of the Issuer.

         Item 5 is hereby amended by the addition of the following:

         After the sale of the 598,600 shares of Common Stock in the private and market transactions referred to in Item 4 above, based upon the information provided in Westmoreland's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, the Company is currently the beneficial owner of 755,811 shares of Common Stock, representing approximately 10.85% of Westmoreland's issued and outstanding Common Stock and approximately 8.16% of the Total Voting Power of Westmoreland.

         Except for the sale of shares of Common Stock in the private and market transactions described in Item 4 above, no transactions in the shares of Common Stock were effected during the past 60 days by the Company, or, to the best of its knowledge, any of the persons identified in Item 2 of the Statement.

Item 7.  Materials to Be Filed As Exhibits.

                Exhibit Q                  Stock Purchase Agreement, dated
                                           December 19 1996, between Penn
                                           Virginia Equities Corporation and
                                           Harris McLean Financial Group, Ltd.

                Exhibit R                  Letter agreement, dated December 17,
                                           1996, among Penn Virginia Equities
                                           Corporation, Harry J. Weitzel and
                                           Susan G. Weitzel.

                Exhibit S                  Letter agreement, dated December 17,
                                           1996, between Penn Virginia Equities
                                           Corporation and Ann Harrison Offutt.

                Exhibit T                  Letter agreement, dated December 17,
                                           1996, between Penn Virginia Equities
                                           Corporation and Guy A. Dove III.

                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              PENN VIRGINIA EQUITIES CORPORATION


                                              By:   /s/ Beverly Cole McGuire
                                              Beverly Cole McGuire, Secretary
Dated: December 23, 1996

                                 EXHIBIT INDEX


                EXHIBIT                                                                                             PAGE
                -------                                                                                             ----
                Q                 Stock Purchase Agreement, dated December 19 1996, between Penn Virginia
                                  Equities Corporation and Harris McLean Financial Group, Ltd.

                R                 Letter agreement, dated December 17, 1996, among Penn Virginia Equities
                                  Corporation, Harry J. Weitzel and Susan G. Weitzel.

                S                 Letter agreement, dated December 17, 1996, between Penn Virginia Equities
                                  Corporation and Ann Harrison Offutt.

                T                 Letter agreement, dated December 17, 1996, between Penn Virginia Equities
                                  Corporation and Guy A. Dove III.





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